UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 10.4

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PremierWest Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

740921101
(CUSIP Number)

12/31/10
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP NO. 740921101	13G/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: George C. St. Laurent, Jr. Trust, George C. St. Laurent, Jr., Trustee S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 9,878,339
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER: 9,878,339
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,878,339
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.84%
12	TYPE OF REPORTING PERSON*: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 4 pages

Item 1 (a).       Name of Issuer:         PremierWest Bancorp

Item 1 (b).       Address of Issuer’s Principal Executive Offices:

                        503 Airport Rd.

                        Medford, OR 97504

Item 2 (a).       Name of Person Filing:          George C. St. Laurent, Jr., Trustee

Item 2 (b).       Address of Principal Business Office or, if none, Residence:

120 NE 136th Avenue, Suite 200

                        Vancouver, WA 98684

Item 2 (c).       Citizenship:     United States of America

Item 2 (d).       Title of Class of Securities:   Common

Item 2 (e).       CUSIP Number:         740921101

Item 3.            If this Statement is filed pursuant to Rule 13d‑1(b), or 13d‑2(b) or (c), check whether the person filing is a:

            (a)        [   ]       Broker or dealer registered under Section 15 of the Exchange Act;

            (b)        [   ]       Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)        [   ]       Insurance company as defined in Section 3(a)(19) of the Exchange Act;

            (d)        [   ]       Investment company registered under Section 8 of the Investment Company Act;

            (e)        [   ]       An investment adviser in accordance with Rule 13d‑1(b)(1)(ii)(E);

            (f)         [   ]       An employee benefit plan or endowment fund in accordance with Rule 13d‑1(b)(1)(ii)(F);

            (g)        [   ]       A parent holding company or control person in accordance with Rule 13d‑1(b)(1)(ii)(G);

            (h)        [   ]       A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i)         [   ]       A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)         [   ]       A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)        [   ]       Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule 13d‑1(b)(1)(ii)(J), please specify the type of institution: _______.

Page 3 of 4 pages

Item 4.            Ownership

            (a)        Amount Beneficially Owned:     9,878,339

            (b)        Percent of Class:           9.84%

            (c)        Number of Shares as to which Such Person has:

                        (i)         sole power to vote or to direct the vote:  9,878,339

                        (ii)        shared power to vote or to direct the vote:

                        (iii)       sole power to dispose or to direct the disposition of:  9,878,339

                        (iv)       shared power to dispose or to direct the disposition of:

Item 5.            Ownership of Five Percent or Less of a Class

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.            Ownership of More Than Five Percent on Behalf of Another Person

                        N/A

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                        N/A

Item 8.            Identification and Classification of Members of the Group

                        N/A

Item 9.            Notice of Dissolution of Group

Item 10.          Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ George C. St. Laurent George C. St. Laurent, Jr., Trustee	Date: February 2, 2011

Page 4 of 4 pages